SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SUMMA INDUSTRIES
(Name of Subject Company (issuer))

HABASIT HOLDING USA, INC.
HABASIT HOLDING AG
(Offerors)
(Names of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

86562T105
(CUSIP Number of Class of Securities)

Harry Cardillo
Vice President and Secretary
Habasit Holding USA, Inc.
305 Satellite Boulevard
P.O. Box 80507
Suwanee, GA  30024
(800) 458-6431
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Justo Rodriguez, Esq.
Paul, Hastings, Janofsky & Walker LLP
600 Peachtree St. NE, Suite 2400
Atlanta, GA 30308
(404) 815-2400

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$58,606,905	$6,270.94

*

Estimated for purposes of calculating the filing fee. The transaction value assumes the purchase of all 3,907,127 shares of common stock of Summa Industries outstanding at a purchase price of $15.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million dollars of the transaction value.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by Habasit Holding USA, Inc., a Delaware corporation (the “Purchaser”), and a wholly-owned subsidiary of Habasit Holding AG, a company formed under the laws of Switzerland ( “Habasit” or “Parent”), to purchase all of the common stock of Summa Industries, $0.001 par value per share (“Shares”), at $15.00 per Share.  The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated September 8, 2006, attached hereto as Exhibit (a)(1)(A) (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), attached hereto as Exhibit (a)(1)(B), which, together with any amendments or supplements to either, collectively constitute the “Offer.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 of the Securities Exchange Act of 1934.

Items 1 through 9 and Item 11.

The information contained in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is hereby incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 10.  Financial Statements of Certain Bidders.

Not applicable.

Item 12.  Exhibits

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated September 8, 2006

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers and Other Nominees

(a)(1)(E)*	Form of Letter to Clients

(a)(1)(F)*	Form of Summary Advertisement

(a)(1)(G)	Form of Letter to Participants in the Summa Industries 401(k) Savings & Retirement Plan (1)

(a)(1)(H)	Form of Letter to the Stockholders of Summa Industries, dated September 8, 2006 (1)

(a)(5)	Joint press release dated September 1, 2006 (2)

(d)(1)	Agreement and Plan of Merger, dated as of August 31, 2006, by and among Habasit Holding AG, Habasit Holding USA, Inc. and Summa Industries (2)

(d)(2)	Stockholder Tender Agreement, dated as of August 31, 2006, by and among Habasit Holding AG and James R. Swartwout (2)

(d)(3)	Form of Confidentiality Agreement, dated December 21, 2004, by and among Summa Industries, KVP Holdings, Inc., KVP Falcon Plastic Belting, Inc. and Habasit Belting, Inc. (3)

(d)(4)	Employment Agreement, dated as of August 31, 2006, by and among Habasit Holding USA, Inc. and James R. Swartwout (4)

(d)(5)	Amended and Restated Employment Agreement, dated as of August 31, 2006, by and among Summa Industries and Trygve M. Thoresen (4)

*Filed herewith.

(1) incorporated by reference to the exhibits to the Schedule 14D-9 filed by Summa Industries with the Securities and Exchange Commission on September 8, 2006.

(2) incorporated by reference to the exhibits to the Current Report on Form 8-K filed by Summa Industries with the Securities and Exchange Commission on September 1, 2006.

(3) incorporated by reference to the exhibits to the Schedule TO filed by Habasit and the Purchaser on September 1, 2006.

(4) incorporated by reference to the exhibits to the Current Report on Form 8-K filed by Summa Industries with the Securities and Exchange Commission on September 7, 2006.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HABASIT HOLDING AG

By:	/s/ Giovanni Volpi

Name:	Giovanni Volpi
Title:	Chief Executive Officer

Date: September 8, 2006

HABASIT HOLDING USA, INC.

By:	/s/ Harry Cardillo

Name:	Harry Cardillo
Title:	Vice President and Secretary

Date: September 8, 2006

Exhibit Index

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated September 8, 2006

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers and Other Nominees

(a)(1)(E)*	Form of Letter to Clients

(a)(1)(F)*	Form of Summary Advertisement

(a)(1)(G)	Form of Letter to Participants in the Summa Industries 401(k) Savings & Retirement Plan (1)

(a)(1)(H)	Form of Letter to the Stockholders of Summa Industries, dated September 8, 2006 (1)

(a)(5)	Joint press release dated September 1, 2006 (2)

(d)(1)	Agreement and Plan of Merger, dated as of August 31, 2006, by and among Habasit Holding AG, Habasit Holding USA, Inc. and Summa Industries (2)

(d)(2)	Stockholder Tender Agreement, dated as of August 31, 2006, by and among Habasit Holding AG and James R. Swartwout (2)

(d)(3)	Form of Confidentiality Agreement, dated December 21, 2004, by and among Summa Industries, KVP Holdings, Inc., KVP Falcon Plastic Belting, Inc. and Habasit Belting, Inc. (3)

(d)(4)	Employment Agreement, dated as of August 31, 2006, by and among Habasit Holding USA, Inc. and James R. Swartwout (4)

(d)(5)	Amended and Restated Employment Agreement, dated as of August 31, 2006, by and among Summa Industries and Trygve M. Thoresen (4)

*Filed herewith.

(1) incorporated by reference to the exhibits to the Schedule 14D-9 filed by Summa Industries with the Securities and Exchange Commission on September 8, 2006.

(2) incorporated by reference to the exhibits to the Current Report on Form 8-K filed by Summa Industries with the Securities and Exchange Commission on September 1, 2006.

(3) incorporated by reference to the exhibits to the Schedule TO filed by Habasit and the Purchaser on September 1, 2006.

(4) incorporated by reference to the exhibits to the Current Report on Form 8-K filed by Summa Industries with the Securities and Exchange Commission on September 7, 2006.